SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON , D.C. 20549

                                 AMENDMENT 1 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                ECOS GROUP, INC.
                      F/K/A EVANS ENVIRONMENTAL CORPORATION
                      -------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.012 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                     299149
                                     ------
                                 (CUSIP NUMBER)
                                 --------------


                         STRATEGICA CAPITAL CORPORATION
                        1221 Brickell Avenue, Suite 2600
                              Miami, Florida 33131
                                  (305)536-1440
                           Attn: Mr. Jack D. Burstein

                                 with a copy to:

                          Richard N. Bernstein, Esquire
                 Cohen, Berke, Bernstein, Brodie & Kondell, P.A.
                      2601 South Bayshore Drive, Suite 1900
                              Miami, Florida 33133
                                  (305)854-5900


 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 4, 1995

 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d- 1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement.  [ ]


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                                  SCHEDULE 13D

CUSIP NO. 299149                                              Page 2 of 7 Pages

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1.     Name of reporting person
       S.S. or I.R.S. Identification No. of above person

       STRATEGICA CAPITAL CORPORATION
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2.     Check the appropriate box if a member of a group*
                                                                     (a)  [ ]
                                                                     (b)  [ ]
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3.     SEC Use Only

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4.     Source of Funds*
       00
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5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(d) or 2(E)                            [ ]
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6.     Citizenship or Place of Organization

       DELAWARE
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       Number of                7.  Sole Voting Power
       Shares                           2,543,318
       Beneficially             8.  Shared Voting Power
       Owned By
       Each                     9.  Sole Dispositive Power
       Reporting                        2,543,318
       Person With             10.  Shared Dispositive Power

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11.    Aggregate Amount Beneficially Owned by Reporting Person
       2,543,318
--------------------------------------------------------------------------------
12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*                                                            [ ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
       12.7%
--------------------------------------------------------------------------------
14.    Type of Reporting Person*
       CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND COMPANY.

         The class of equity securities to which this Statement relates is the Common Stock, par value $.012 per share (the "Common Stock"), of ECOS Group, Inc., f/k/a Evans Environmental Corporation, a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 1000 Southern Boulevard, Suite 200, West Palm Beach, Florida 33405.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Amendment No. 1 to Schedule 13D constitutes a filing pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), by Strategica Capital Corporation, a Delaware corporation ("Strategica"), successor by merger to Strategica Capital Corporation, a Florida corporation, and Strategica Group, Inc., a Florida corporation.

         The officers and directors of Strategica are as follows: Jack D. Burstein (President and Chairman of the Board of Directors); David J. Berger (Executive Vice President and Director); Steven R. Cook (Executive Vice President and Secretary); Mel Harris (Director); Tom Ireland (Director); and Robert Sanders (Director).

         (b) The business address for Strategica is 1221 Brickell Avenue, Suite 2600, Miami, Florida 33131.

         (c) Strategica is engaged in the business of providing financial consulting and in the business of providing or arranging loans and/or capital to businesses.

         (d) Neither Strategica, nor any of its officers and directors during the last five years has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Strategica, nor any of its officers and directors, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Strategica is a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Schedule 13D relates to Strategica's acquisition of certain warrants, more fully described in Item 6 herein, none of which have been exercised. Strategica intends to use its working capital to fund the purchase of shares in the event that it exercises any of the warrants in the future. In addition, pursuant to an Advisory and Equity Matters Agreement, dated August, 1995, the Company may pay Strategica certain fees in the form of Common Stock. To date the Company has paid $24,000 of fees in the form of 80,000 shares of Common Stock although not all certificates representing such stock have not yet been received by Strategica.

ITEM 4.  PURPOSE OF TRANSACTION.

         The warrants to purchase shares of Preferred Stock of the Company and Common Stock of the Company were acquired by Strategica for investment purposes.

         Other than as discussed herein, Strategica has no plans or proposals which relate to or which would result in any of the actions specified in clauses
(a) through (i) of Item 4 of the instructions to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a) According to the Company's Form 10-Q for the three (3) months ended September 30, 1996, there were 17,585,126 shares of Common Stock of the Company issued and outstanding as of such date. As of the date hereof, Strategica has 80,000 outstanding shares of Common Stock and rights to acquire 2,463,318 shares of Common Stock pursuant to certain warrants (collectively, the "Warrants"). Such securities aggregate 12.7% of the Common Stock of the Company on a fully diluted basis after Strategica's acquisition of such shares.

         In addition to the above-described interest in the securities of the Company, Strategica believes that it is entitled to additional securities of the Company pursuant to a letter agreement, dated August 1995, signed by the Company, which grants Strategica certain anti-dilution rights. The Company, however, has not acknowledged the enforceability of the agreement. If it is determined that the agreement is enforceable, Strategica will be entitled to acquire equity ownership of the Company equal to at least 37.7% of the Company's outstanding Common Stock, Preferred Stock and warrants. As a result, based on the number of shares of the Company's Common Stock outstanding as of September 30, 1996, Strategica believes that it is currently entitled to purchase 10,641,400 shares of the Company's Common Stock, in addition to other shares of Preferred Stock and warrants.

         (b) Strategica has the sole power to vote or direct the vote, and the power to dispose or direct the disposition, of the shares of Common Stock of the Company owned by it. Upon exercise of the Warrants and issuance of the shares of Common Stock underlying the Warrants, Strategica shall have the sole power to vote or to direct the vote, and to dispose or direct the disposition, of the shares of Common Stock underlying the Warrants. Strategica has the sole power to dispose or direct the disposition of the Warrants.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         On April 4, 1995, the Company and Strategica entered into a series of agreements restructuring, in part, their financial relationship which arose out of an Advisory Agreement dated as of July 11, 1994. As part of the restructuring, Strategica consented to the Company's sale to a third party of additional shares of its Common Stock and shares of its Class A Convertible Preferred Stock ("Preferred Stock"). As anti-dilution consideration to Strategica, the Company issued to Strategica warrants to subscribe for 190,432 (761,731 prior to the December 27, 1995 reverse split) shares of the Company's Preferred Stock. Each share of Preferred Stock is convertible into 12 shares of the Company's Common Stock.

         Strategica has certain registration rights relating to the Company's Common Stock. On October 11, 1996, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission which included 2,460,193 shares of the Company's Common Stock underlying Strategica's Warrants.

         Strategica also acquired warrants to purchase 3,125 (12,500 shares prior to the December 27, 1995 reverse split) shares of Common Stock exercisable only to the extent certain stock options are exercised.

         On April 4, 1995, Strategica the Company and Strategica also amended the Advisory Agreement dated June 16, 1994 to provide that the warrants issuable to Strategica upon successful completion of each acquisition which Strategica sources or to which Strategica contributes, as requested by the Company, be increased from 50,000 shares of Common Stock to 100,000 shares of Common Stock (200,000 and 400,000 respectively prior to the December 27, 1995 reverse split).

         Also on April 4, 1995 the Company and Strategica amended the warrants issued on July 11, 1994 relating to the issue of 175,000 (700,000 prior to the December 27, 1995 reverse split) of the Common Stock to provide, among other things, that the expiration period of such warrants be extended to January 11, 1999 or as late as January 11, 2002 under the same conditions that the warrants for the Preferred Stock would be extended.

         During the next several months, the aforesaid sale of Common Stock and Preferred Stock to a third party in connection with the restructuring was not consummated, although the Company has advised Strategica that certain shares may be sold in a subsequent transaction.

         In August, 1995 Strategica advised the Company with respect to a comprehensive restructuring of its debt and as a consideration an Advisory and Equity Matters letter agreement with respect to issuance to Strategica of additional warrants, adjustment of warrants currently outstanding and payment for advisory services was delivered to Strategica. The agreement provides that:
(i) if the Company issues any new equity securities under $4.00 per shares ($1.00 prior to the December 27, 1995 reverse split), Strategica will be issued additional warrants convertible into the same proportion of equity ownership as outstanding prior to such new issuance; (ii) Strategica's portion of equity ownership shall include all preferred stock, warrants and Common Stock (and in no event will be less than 37.7%); (ii) the exercise price of warrants to purchase Common Stock shall be adjusted to the current market price with resets to market price, if lower, at the end of each of the Company's fiscal quarter; (iv) the exercise prior of the warrants to purchase preferred stock shall be adjusted to the current market price of the common stock times twelve, with resets to market price, if lower, at the end of each of the Company's fiscal quarter; and (v) certain fees could be paid in non-cash consideration (which the Company elected on certain occasions). Various discussions have ensued regarding, among other things, the enforceability of this agreement. Although Strategic asserts this agreement is enforceable, the Company has not yet acknowledged its enforceability.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Warrant certificate dated April 4, 1995 to subscribe for 761,731 shares of Series A Preferred Stock.

         (b) Warrant certificate dated April 4 1995 to subscribe for 12,500 shares of Common Stock.

         (c) Amendments dated April 4, 1995 to July 11, 1994 Warrant certificates.

         (d)      Advisory and Equity Matters Agreement, dated August, 1995.

         (e)      Recapitalization Funding Facility Agreement.

         (f) Form of Participation Agreement by and between Participants and Strategica dated July 11, 1994.

         (g)      Schedule of funds provided by Participants.

         (h)      Amendment to Advisory Agreement, dated April 4, 1995.

         (i) Schedule 13D: Issuer - Evans Environmental Corporation; Reporting Person - Strategica Group, Inc.; Filing Date - September 1994.

SIGNATURE PAGE



         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                              STRATEGICA CAPITAL CORPORATION, a
                                              Delaware Corporation



Dated: JANUARY 22, 1997                       By: /S/ STEVEN R. COOK
       ----------------                           ------------------
                                              Print Name: STEVEN R. COOK

                                              Title: EXECUTIVE VICE PRESIDENT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER              DESCRIPTION
-------             -----------

7.(a) Warrant certificate dated April 4, 1995 to subscribe for 761,731 shares of Series A Preferred Stock.

7.(b) Warrant certificate dated April 4 1995 to subscribe for 12,500 shares of Common Stock.

7.(c) Amendments dated April 4, 1995 to July 11, 1994 Warrant certificates.

7.(d)     Advisory and Equity Matters Agreement, dated August, 1995.

7.(e)     Recapitalization Funding Facility Agreement.

7.(f) Form of Participation Agreement by and between Participants and Strategica dated July 11, 1994.

7.(g)     Schedule of funds provided by Participants.

7.(h)     Amendment to Advisory Agreement, dated April 4, 1995.

7.(i)     Schedule 13D: Issuer - Evans Environmental Corporation;
          Reporting Person - Strategica Group, Inc.; Filing Date -
          September 1994.